1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2008.
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date September 18, 2008	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

WITHHOLDING OF CORPORATE INCOME TAX FOR NON-RESIDENT
CORPORATE SHAREHOLDERS IN RESPECT OF THE
PROPOSED 2008 INTERIM DIVIDEND

Pursuant to the relevant PRC tax laws and regulations, the Company is required to withhold corporate income tax at the rate of 10% before distributing the interim dividend to non-resident enterprise shareholders of the Company.

Investors shall read this announcement carefully.

Reference is made to the announcement and circular published by Aluminum Corporation of China Limited (the "Company") dated 9 September 2008 and 12 September 2008, respectively, whereby the Board of Directors (the "Directors") resolved to recommend, subject to approval by the shareholders, an interim dividend of RMB0.052 per share (tax inclusive) for the six months ended 30 June 2008. Holders of H shares of the Company whose names appear on the Company's H share register of members on 27 September 2008 will be entitled to receive the interim dividend, if approved by the shareholders.

Pursuant to the Law on Corporate Income Tax of the PRC and the relevant implementing regulations, which came into force on 1 January 2008, the Company is required to withhold corporate income tax at the rate of 10% before distributing the interim dividend to non-resident enterprise shareholders whose names appear on the H share register of members on 27 September 2008. Any H shares registered in the name of non-individual shareholders, including HKSCC Nominees limited, other nominees, trustees or other groups and organizations will be treated as being held by non-resident enterprise shareholders and the Company will distribute the interim dividend to such non-individual shareholders after withholding corporate income tax of 10%. The 10% corporate income tax will not be withheld from the interim dividend payable to any natural person shareholders whose names appear on the H share register of members of the Company on 27 September 2008. Any natural person investor whose H shares are registered under the name of any such non-individual shareholders and who does not wish to have any corporate income tax to be withheld by the Company may consider transferring the legal title of the relevant H shares into his or her name and duly lodge all transfer documents with the relevant H share certificates with the Company's H share registrar for registration.

In order to determine the list of holders of H shares who are entitled to receive the interim dividend, the H share register of members of the Company will be closed from Saturday, 27 September 2008 to Tuesday, 28 October 2008, both days inclusive, during which period no transfer of the Company's H shares will be effected. In order for holders of H shares to be qualified for the interim dividend, all transfer documents accompanied by the relevant share certificates must be lodged with the Company's H share registrar, Hong Kong Registrars Limited, at Shops 1712 - 1716, 17th Floor or 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, no later than 4:00 p.m. on Friday, 26 September 2008 for registration.

The Company will strictly comply with the relevant PRC tax laws and regulations to withhold for payment of corporate income tax and the interim dividend will only be payable to the shareholders whose names appear on the Company's H share register of members on 27 September 2008. The Company will have no liability in respect of any claims arising from any delay in, or inaccurate determination of, the status of the shareholders or any disputes over the mechanism of withholding.

By Order of the Board of Directors of
Aluminum Corporation of China Limited*
Liu Qiang
Company Secretary

Beijing, China
18 September 2008

As of the date of this announcement, the members of the Board comprise of Mr. Xiao Yaqing, Mr. Luo Jianchuan, Mr. Chen Jihua and Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui (Non-executive Director); Mr. Kang Yi, Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao (Independent Non-executive Directors).

* For identification purpose only.

About the Company
Our contact information of this release is:

*	Business address: No.62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary